UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Osiris Therapeutics, Inc.

(Name of Subject Company)

Osiris Therapeutics, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68827R108

(CUSIP Number of Class of Securities)

James Black

Chief Legal Officer

Osiris Therapeutics, Inc.

7015 Albert Einstein Drive

Columbia, Maryland 21046

(443) 545-1800

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

John B. Beckman, Esq.

Leslie B. Reese, III, Esq.

Hogan Lovells US LLP

555 Thirteenth Street, NW

Washington, District of Columbia 20004

(202) 637-5600

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Osiris Therapeutics, Inc., a Maryland corporation (“Osiris”), originally filed with the Securities and Exchange Commission (the “SEC”) on March 20, 2019 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”). This Amendment relates to the cash tender offer by Papyrus Acquisition Corp., a Maryland corporation (“Purchaser”) and a direct subsidiary of Smith & Nephew Consolidated, Inc., a Delaware corporation (“Parent”), and an indirect wholly owned subsidiary of Smith & Nephew plc, an English public limited company (“Smith & Nephew”), as disclosed in the Tender Offer Statement on Schedule TO, filed by Smith & Nephew, Parent and Purchaser with the SEC on March 20, 2019, pursuant to which Purchaser has offered to purchase all of the outstanding common stock, $0.001 par value per share, of Osiris (the “Shares”) for a purchase price of $19.00 per Share, in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 20, 2019 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 8. Additional Information.

The subsection entitled “Regulatory Approvals—U.S. Antitrust” under Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph at the end of such section:

“On April 10, 2019, the waiting period under the HSR Act applicable to the Offer expired. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Osiris Therapeutics, Inc.

Dated: April 15, 2019	By:	/s/ Samson Tom
Name: Samson Tom
Title: President and Chief Executive Officer

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